Filed by ironSource Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thoma Bravo Advantage

Commission File No.: 001-39889

Date: April 7, 2021

ironSource Announces Filing of Registration Statement on Form F-4 in Connection with its Proposed Business Combination with Thoma Bravo Advantage

TEL AVIV, Israel and SAN FRANCISCO – April 7, 2021 – ironSource, a leading business platform for the app economy, today announced that it has filed a registration statement on Form F-4 (the “registration statement”) with the U.S. Securities and Exchange Commission (“SEC”). The registration statement contains a preliminary proxy statement/prospectus in connection with ironSource’s previously announced proposed business combination with Thoma Bravo Advantage (NYSE: TBA) (“TBA”), a publicly traded special purpose acquisition company. While the registration statement has not yet become effective and the information contained therein is subject to change, it provides important information about ironSource and Thoma Bravo Advantage, as well as the proposed business combination.

As previously announced, the combination of ironSource with Thoma Bravo Advantage will bring to the public markets a high growth, highly profitable and scalable business that provides a comprehensive business platform for app developers. As a public company, ironSource is expected to benefit from the financial and operational support of Thoma Bravo – one of the most experienced and successful software investors in the world.

Thoma Bravo Advantage’s Class A shares are currently traded on NYSE under the symbol “TBA.” In connection with the closing of the transaction, Thoma Bravo Advantage’s securities will cease trading and ironSource’s Class A ordinary shares are expected to be listed under the proposed symbol “IS.” Completion of the transaction, which is expected in the second quarter of 2021, is subject to approval by Thoma Bravo Advantage’s and ironSource’s Class A shareholders, the registration being declared effective by the SEC and other customary closing conditions. The combined company will operate under the ironSource name.

Additional Information and Where to Find It

This press release relates to a proposed transaction between ironSource and Thoma Bravo Advantage. This press release does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Thoma Bravo Advantage, ironSource, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, ironSource filed a registration statement on Form F-4 with the SEC, which includes a proxy statement of Thoma Bravo Advantage in connection with Thoma Bravo Advantage’s solicitation of proxies for the vote by Thoma Bravo Advantage’s shareholders with respect to the proposed transaction and a prospectus of ironSource. Thoma Bravo Advantage also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement and the proxy statement/prospectus, each of which have not yet become effective and the information contained therein is subject to change, together with all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ironSource and Thoma Bravo Advantage through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ironSource may be obtained free of charge from ironSource’s website at http://www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by Thoma Bravo Advantage may be obtained free of charge from Thoma Bravo Advantage’s website at http://www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in a Solicitation

ironSource and Thoma Bravo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Thoma Bravo’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (“ironSource”). All statements other than statements of historical facts contained in this communication, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals; (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction; (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange; (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv) failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

About Thoma Bravo Advantage

Thoma Bravo Advantage is a blank check company incorporated as a Cayman Islands exempted company for the purposes of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Its Class A ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “TBA.” Thoma Bravo Advantage is sponsored by Thoma Bravo Advantage Sponsor LLC, which was formed by individuals affiliated with Thoma Bravo, a leading private equity firm focused on the software and technology-enabled software services sector. Thoma Bravo Advantage was formed for the purpose of executing a business combination in the software industry.

About ironSource

ironSource is a leading business platform that enables mobile content creators to prosper within the app economy. App developers use ironSource’s platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the app economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while we enable their business expansion in the app economy. For more information please visit www.is.com.

Media Contacts:

ironSource Press

Melissa Zeloof

+972 58-421-1987

melissa@ironsrc.com

Thoma Bravo Communications

Megan Frank

213-731-4778

mfrank@thomabravo.com

Finsbury Glover Hering

Andrew Johnson or Joe Berg

914-497-5138 / 203-984-2771

Andrew.Johnson@fgh.com / Joe.Berg@fgh.com